SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 28, 2002

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________ to ______________________

Commission file number: 0-14706

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ingles Markets, Incorporated Investment/Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ingles Markets, Incorporated P.O. Box 6676 Asheville, North Carolina 28816

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Ingles Markets, Incorporated Investment/Profit Sharing Plan

As of September 28, 2002 and September 29, 2001 and for the
year ended September 28, 2002 with Report of Independent Auditors

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Financial Statements and Supplemental Schedule

As of September 28, 2002 and September 29, 2001
and for the year ended September 28, 2002

Report of Independent Auditors

The Plan Administrative Committee
Ingles Markets, Incorporated Investment/Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Ingles Markets, Incorporated Investment/Profit Sharing Plan as of September 28, 2002 and September 29, 2001 and the related statement of changes in net assets available for benefits for the year ended September 28, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at September 28, 2002 and September 29, 2001, and the changes in its net assets available for benefits for the year ended September 28, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of September 28, 2002 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Greenville, SC
March 14, 2003

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Statements of Net Assets Available for Benefits

	September 28,	September 29,
	2002	2001

Assets
Investments at fair value:
Employer securities	$19,945,563	$22,177,722
Collective trust funds	13,217,329	13,541,304
Mutual funds	10,588,315	11,018,460
Loans to participants	1,997,195	1,751,936

	45,748,402	48,489,422
Cash	70,601	21,640
Receivables:
Employer contributions	204,904	211,393
Participant contributions	53,852	60,371

	258,756	271,764
Liabilities
Due to broker, net	57,445	21,559

Net assets available for benefits	$46,020,314	$48,761,267

     See accompanying notes.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year ended September 28, 2002

Additions
Net realized and unrealized depreciation in fair value of investments	$(2,806,158)
Interest	144,352
Other income	985

(2,660,821)
Contributions:
Participant	3,092,922
Employer	826,022

3,918,944

Total additions	1,258,123
Deductions
Distributions to participants	3,832,878
Administrative expenses	122,823
Corrective distributions	43,375

Total deductions	3,999,076

Net decrease	(2,740,953)
Net assets available for benefits at September 29, 2001	48,761,267

Net assets available for benefits at September 28, 2002	$46,020,314

     See accompanying notes.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Financial Statements

September 28, 2002

1. Description of the Plan

The following description of the Ingles Markets Incorporated Investment/Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Copies of the Plan document are available from the Plan Administrative Committee.

General

The Plan is a defined contribution plan covering all employees of Ingles Markets, Incorporated (the “Company” and “Plan Sponsor”) and its wholly-owned subsidiary Milkco, Inc. who have completed one year of service with a minimum of 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

The Plan provides for three types of contributions: (i) employer profit sharing plan contributions to the Ingles Stock Fund (Class B) made by the Company – discretionary in nature; (ii) employee pre-tax 401(k) contributions by participating employees from 1% to 15% of their pretax annual compensation as defined in the Plan (in increments of 1%), and (iii) employer 401(k) matching contributions, discretionary in nature and announced by the Company prior to the start of each Plan quarter.

The Company made no discretionary profit sharing contributions to the Plan in fiscal 2002 or fiscal 2001. The Company made 401(k) matching contributions, which were allocated to the accounts of participating employees, in fiscal 2002 and fiscal 2001. The allocation of Company contributions has certain limits as detailed in the Plan Document.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s matching contributions and plan earnings. Allocations are based on participant account balances and participant compensation, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Upon enrollment in the Plan, participants may direct employee and employer contributions in 1% increments to any of the Plan’s fund options. No 401(k) contributions can be made to the Ingles Stock Fund. Participants may change their investment options daily.

Vesting

Contributions by employees plus actual earnings thereon are immediately 100% vested and nonforfeitable. Participants become vested in the Company’s matching and profit sharing contributions on a graduated basis with 100% vesting occurring after the completion of seven years of service. Forfeited balances are allocated as follows:

a.	First, to restore the nonvested portion of the employer contribution accounts of certain terminated participants who reparticipate in the plan as described in the Plan document.

b.	Second, the Company has the option to reduce the matching employer contribution as described in the Plan document.

Unallocated forfeitures at September 28, 2002 and September 29, 2001 were $1,040,000 and $989,000, respectively.

Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested balances with the term of the loan not exceeding five years except for loans to purchase the borrower’s principal residence whose term shall not exceed ten years. The loans are secured by the balance in the participant’s account. The interest rate used will be comparable to rates charged by local lending institutions for similar loans. Principal and interest are paid ratably through employee payroll deductions.

Payment of Benefits

Upon termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive annual installments.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices of the Ingles Markets, Incorporated Class A Common Stock are used to value the Ingles Markets, Incorporated Class B Common Stock. The fair value of the participation units owned by the Plan in common and collective trust funds held by the trustee are based on quoted redemption values on the last business day of the Plan year. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The loans to participants are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Financial Statements (continued)

3. Investments

The Plan’s investments are held by a bank administered trust fund. The bank’s records do not separate dividends from appreciation. The Employer securities had dividends of approximately $879,000 which are included in the appreciation (depreciation) amount below. During 2002, the Plan’s investments (including investments purchased, sold, as well as held during the year) depreciated in value as determined by quoted market prices as follows:

Net Realized and
Unrealized Appreciation
(Depreciation) in Fair
Value of Investments

Employer securities	$(753,520)
Mutual funds	(1,114,725)
Collective trust funds	(937,913)

Total	$(2,806,158)

     The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	September 28,	September 29,
	2002	2001

Employer Securities:
Ingles Stock Fund – Class B*	$19,692,416	$21,896,762
Mutual Funds:
First Union National Bank – Evergreen Balanced Fund	**	4,755,038
First Union National Bank – Evergreen Short Intermediate Bond Fund	3,843,904	3,400,562
Van Kampen Equity and Income Fund	4,033,092	**
Collective Trust Funds:
First Union National Bank – Stable Portfolio Group Fund	7,606,525	6,374,472
First Union National Bank – Enhanced Stock Portfolio Fund	5,610,804	7,166,832

*	Nonparticipant-directed.

**	Less than 5% of Plan assets.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Financial Statements (continued)

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	September 28,	September 29,
	2002	2001

Net assets:
Employer securities:
Ingles Stock Fund – Class B	$19,692,416	$21,896,762

		Year ended
		September 28,
		2002

Changes in net assets:
Net realized and unrealized depreciation in fair value		(742,292)
Distributions to participants		(1,462,054)

Total		$(2,204,346)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 25, 1996 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirement of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Financial Statements (continued)

6.	Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at the year ended:

	September 28,	September 29,
	2002	2001

Net assets available for benefits per the financial statements	$46,020,314	$48,761,267
Contributions receivable	(258,756)	(271,764)

Net assets available for benefits per the Form 5500	$45,761,558	$48,489,503

The following is a reconciliation of contributions per the financial statements to the Form 5500 for the year ended September 28, 2002:

Contributions per the financial statements	$3,918,944
Less: contributions receivable at September 28, 2002	258,756
Plus: contributions receivable at September 29, 2001	271,764

Contributions per the Form 5500	$3,931,952

7. Subsequent Events

Effective September 29, 2002, the Company amended and restated the Plan. The restatement increased the participant deferral percentage from a 15% maximum to a 50% maximum. The vesting schedule changed from a 3/7 year gradual vesting to a 2/6 year gradual vesting. The Company added a minimum age requirement of age 18, and allows participants to enter the plan on the third month after completing one year of service and 1,000 hours. Previously, the Plan had two entry dates per year. The restatement changed the Employer match from a quarterly to a weekly basis. The Plan year-end changed to a calendar year for administrative ease.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Notes to Financial Statements (continued)

8. Request for Consideration Under the Voluntary Correction Program

During the 2001 plan year, the Plan Sponsor discovered various errors in the administration of the Plan. The errors consist of failure to obtain the proper Qualified Joint and Survivor Annuity (QJSA) waivers, failure to use forfeitures, failure to restore forfeited employer contributions for rehires and failure to pay out terminated participants with small account balances. The Plan filed the “Request for Consideration Under the Employee Plans Voluntary Correction Program” (VCP) with the Internal Revenue Service in 2002. The Plan is unable to determine the ultimate liability, if any, to the Plan resulting from these errors at this time, but does not expect any liability to be material to the Plan financial statements. Any costs incurred in connection with this matter will be borne by the Plan Sponsor and not the Plan. The Plan received assistance from its legal counsel regarding this matter. The Plan administrators believe that the Plan has taken appropriate action to prevent these matters from reoccurring. At September 28, 2002, the Plan has received no communication from the Internal Revenue Service regarding this filing.

Supplemental Schedule

Ingles Markets, Incorporated Investment/Profit Sharing Plan
EIN: 56-0846267 Plan Number: 001

Schedule H, Line 4i –
Schedule of Assets Held for Investment Purposes at End of Year

September 28, 2002

		(c) Description of Investment,
	(b) Identity of Issue,	Including Maturity Date, Rate of
	Borrower, Lessor or	Interest, Collateral, Par or		(e) Current
(a)	Similar Party	Maturity Value	(d) Cost	Value

	Collective Trust Funds:
*	First Union National Bank	Stable Portfolio Group Fund	**	$7,606,525
*	First Union National Bank	Enhanced Stock Portfolio Fund	**	5,610,804

				13,217,329
	Mutual Funds:
*	First Union National Bank	Evergreen Short Intermediate Bond Fund	**	3,843,904
*	First Union National Bank	Janus Aspen Worldwide Growth Fund	**	1,573,897
*	First Union National Bank	Invesco Dynamics VI	**	619,184
*	First Union National Bank	AIM Basic Value Fund	**	62,685
*	First Union National Bank	Goldman Sachs Small Cap Value Fund	**	191,200
*	First Union National Bank	Growth Fund America Incorporated Fund	**	83,117
*	First Union National Bank	Dreyfus S & P Midcap Index Fund	**	166,118
*	First Union National Bank	Van Kampen Equity and Income Fund	**	4,033,092
*	First Union National Bank	Templeton Foreign Fund	**	15,118

				10,588,315
	Employer Securities:
*	Ingles Markets, Incorporated	Ingles Stock Fund – $.05 par value; Class B Common Stock	$14,048,876	19,692,416
*	Ingles Markets, Incorporated	Ingles Class A Stock Fund – $.05 par value; Class A Common Stock	**	253,147

				19,945,563
	Loans to participants	Interest rates of 5.25% to 11.00%; maturity dates of 2002-2007	**	1,997,195

			**	$45,748,402

*	Represents a party-in-interest.

**	Cost information has only been included for all non-participant directed investments.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Date: April 9, 2003	By: /s/ Brenda S. Tudor Brenda S. Tudor Trustee

By: /s/ Robert P. Ingle Robert P. Ingle Trustee